UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                          DYNAMIC MATERIALS CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $.05 PAR VALUE
                         (Title of Class of Securities)


                                    267888105
                                 (CUSIP Number)

                                January 14, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   [ ]      Rule 13d-1(b)
                   [x]      Rule 13d-1(c)
                   [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



CUSIP NO. 267888105                                             Page 2 of 5

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1.       Name of Reporting Person                   IRS Number
         Nobel Explosifs France
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*
         a._______
         b.            Not Applicable.
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization
         France
--------------------------------------------------------------------------------

Number of Shares       5.       Sole Voting Power
Beneficially Owned                                    0
by Each Reporting      ---------------------------------------------------------
Person With            6.       Shared Voting Power
                                                   393,400
                       ---------------------------------------------------------
                       7.       Sole Dispositive Power
                                                      0
                       ---------------------------------------------------------
                       8.       Shared Dispositive Power
                                                   393,400
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
       393,400
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row 9 Excludes Certain
     Shares* ______     Not Applicable.
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9
       14.44%
--------------------------------------------------------------------------------
12.  Type of Reporting Person*
     CO










-------------------------
*  See Instructions

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Item 1(a).  Name of Issuer:

            The name of the issuer is DYNAMIC MATERIALS CORPORATION ("DMC").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The address of DMC's principal executive office is 551 Aspen Ridge Drive, Lafayette, Colorado, 80026

Item 2(a).  Name of Person Filing:

            This Statement on Schedule 13-G is being filed by Nobel Explosifs France ("NOBEL").

Item 2(b).  Address of Principal Business Office:

            The principal business office of NOBEL is Tour Aurore, 92975 Paris La Defense Cedex, France.

Item 2(c).  Citizenship:

            NOBEL is a French corporation.

Item 2(d).  Title of Class of Securities:

            This statement relates to the Common Stock, $.05 par value of DMC (the "Common Stock").

Item 2(e).  CUSIP Number:

            The CUSIP number of the Common Stock is 267888105.

Item 3.     Not applicable.

Item 4.     Ownership

     (a)  NOBEL beneficially owns 393,400 shares of the Common Stock.

     (b) NOBEL beneficially owns 14.44% of the 2,723,666 shares of Common Stock outstanding as of the date hereof.


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



     (c)  Number of shares as to which NOBEL has:

          (i)  Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or to direct the vote: 393,400

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared power to dispose or to direct the disposition of: 393,400

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certifications

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 21, 1999                                 NOBEL, S.A.


                                              By:  /s/ Bernard Hueber
                                                       Name: Bernard Hueber
                                                       Title: President and CEO



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